Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - THIRD QUARTER 2018 RESULTS

Highlights

•	Operating revenue of $206.2 million.

•	Operating income of $50.5 million.

•	Net loss of $18.9 million.

•	Adjusted EBITDA[1] of $129.9 million.

•	Cash and cash equivalents of $881.7 million.

•	Economic utilization[2] of 92%. Excluding downtime for planned maintenance, utilization was 98%.

•	Order backlog of $1.1 billion as of November 20, 2018.

•	10 cent per common unit distribution for the third quarter of 2018.

Financial Results Overview

Total operating revenues for the third quarter were $206.2 million (2Q18: $418.1 million). The decrease was primarily due to the $250 million West Leo litigation judgment recognized in the second quarter, of which $204 million was recognized as revenue. Excluding the impact of the litigation judgment, revenue decreased by approximately $8 million primarily due to a planned SPS for the West Vela and the West Capella completing its contract, partially offset by higher uptime on the West Auriga following the completion of a planned SPS in the second quarter.

Total operating expenses for the third quarter were $155.7 million (2Q18: $178.9 million). The decrease was primarily related to lower costs for the West Capella while between contracts, lower stacking costs for the West Leo and lower general and administrative expense.

Operating income was $50.5 million (2Q18: $239.2 million). The decrease was primarily related to revenue recognized from the West Leo litigation judgment in the second quarter. Excluding the impact of the litigation judgment, operating income increased by approximately $15 million as lower operating costs offset the decline in revenue.

Adjusted EBITDA for the third quarter was $129.9 million compared to guidance of $100 million due to the West Aquarius working for the full quarter, the West Vela planned SPS being completed sooner than expected and strong operating performance for other rigs in operation.

Net financial items resulted in an expense of $55.3 million (2Q18: expense of $31.3 million). The increase in the expense was primarily due to interest income related to the West Leo litigation judgment being recognized in the second quarter and a lower gain on the mark to market valuation of derivatives of $6.5 million (2Q18: gain of $10.8 million).

[1]

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Partners. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US Generally Accepted Accounting Principles (“US GAAP”) earnings for that period. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Loss before tax was $4.8 million (2Q18: income of $207.9 million). Income tax expense was $14.1 million (2Q18: credit of $9.3 million) reflecting taxes payable in the third quarter and provisions taken for the expected tax expense for the year.

Net loss was $18.9 million (2Q18: net income of $217.2 million). Seadrill Partners LLC Members had a net loss for the quarter of $9.3 million (2Q18: net income of $127.7 million).

Distributable cash flow for the third quarter was $5.7 million and our 10 cent per common unit distribution was maintained.

New Contracts

Since our second quarter report in August we entered into one new harsh environment floater contract:

The West Aquarius secured a one well contract with ExxonMobil Canada, Ltd. with multiple options. One of the options has been exercised bringing the total firm backlog to $40 million and commencement is expected in May 2019.

We continue to see increased tendering activity and bilateral contract discussions. Dayrates for benign environment floaters continue to be at low levels, however we expect to see an improvement over the next 12 to 18 months.

Financing and Liquidity

As of September 30, 2018, cash and cash equivalents were $881.7 million (2Q18: $805.9 million). Total liquidity for the Company was $931.7 million at the end of the quarter, including $50 million of available undrawn amounts under our revolving credit facility.

Interest bearing debt was $3.1 billion as of September 30, 2018 (2Q18: $3.3 billion). The decrease was due to a $120 million repayment of our Term Loan B related to the West Leo litigation judgment, the final $25 million prepayment of our bank credit facilities related to the amendments completed in 2017 and normal quarterly amortization of $31 million.

Net debt as at September 30, 2018 was therefore $2.2 billion (2Q18: $2.5 billion) resulting in a ratio of net debt to trailing twelve month adjusted EBITDA3 of 3.3:1.

As of September 30, 2018, Seadrill Partners had interest rate swaps outstanding on principal debt of $2.8 billion, representing approximately 89% of gross debt obligations as of September 30, 2018. The average swapped rate, excluding fixed margins, is approximately 2.49%.

[3]

Twelve month adjusted EBITDA: Twelve month trailing adjusted EBITDA means adjusted EBITDA for the twelve month period immediately prior to balance sheet date. Please see Appendix A for adjusted EBITDA definition.

Outlook

Adjusted EBITDA4 for the fourth quarter is expected to be lower than the third quarter adjusted EBITDA at around $115 million, based on operating income of around $39 million, reflecting:

•	The West Aquarius expected to complete its contract with BP in December;

•	Higher costs related to the commencement of the West Capella on its contract with Shell in Malaysia;

•	Reactivation costs for the West Vencedor in preparation for its contact with Petronas in Myanmar commencing in the first quarter of 2019;

•	Partially offset by fewer planned classing surveys.

November 20, 2018

The Board of Directors

Seadrill Partners LLC

London, UK

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

[4]	Refer to Appendix A

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company and Seadrill Limited to negotiate with lenders are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Important additional factors include our operational dependency on Seadrill Limited for certain management and technical support services and our ability to continue to comply with loan covenants. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
(in $ millions)	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating revenues
Contract revenues	195.5	204.4	262.9	585.4	757.1
Reimbursable revenue	9.1	6.9	5.4	23.7	12.6
Other revenues	1.6	206.8	8.5	209.5	102.5

Total operating revenues	206.2	418.1	276.8	818.6	872.2

Revaluation of contingent consideration	—	—	63.9	—	85.2
Gain on sale of assets	—	—	0.8	—	0.8

Total other operating income	—	—	64.7	—	86.0

Operating expenses
Vessel and rig operating expenses	56.8	77.2	96.9	210.4	251.2
Amortization of favorable contracts	11.3	11.3	17.6	33.9	52.7
Reimbursable expenses	8.5	5.9	4.9	21.7	11.5
Depreciation and amortization	69.7	71.4	68.2	211.3	206.0
General and administrative expenses	9.4	13.1	5.4	33.4	33.3

Total operating expenses	155.7	178.9	193.0	510.7	554.7

Operating income	50.5	239.2	148.5	307.9	403.5

Financial and other items
Interest income	7.4	28.8	4.0	40.7	11.0
Interest expenses	(68.8)	(70.6)	(47.0)	(195.7)	(134.1)

Gain/ (loss) on derivative financial instruments	6.5	10.8	(3.8)	46.3	(26.7)
Foreign currency exchange (loss)/gain	(0.4)	0.2	0.5	(0.2)	1.0
Other financial items	—	(0.5)	(10.5)	(3.6)	(11.5)

Net financial items	(55.3)	(31.3)	(56.8)	(112.5)	(160.3)

(Loss)/income before taxes	(4.8)	207.9	91.7	195.4	243.2

Tax (expense)/benefit	(14.1)	9.3	(12.9)	(13.4)	(41.0)

Net (loss)/income	(18.9)	217.2	78.8	182.0	202.2

Net (loss)/income attributable to Seadrill Partners LLC members	(9.3)	127.7	46.3	115.2	114.7

Net (loss)/income attributable to the non-controlling interest	(9.6)	89.5	32.5	66.8	87.5

Common units (basic and diluted)	75,278	75,278	75,278	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

CONSOLIDATED BALANCE SHEETS

	As at September 30, 2018	As at December 31, 2017
(in $ millions)	(Unaudited)(Unaudited)	(Audited)(Audited)
ASSETS
Current assets
Cash and cash equivalents	881.7	848.6
Accounts receivables, net	136.8	254.1
Amount due from related party	6.6	24.2
Other current assets	132.2	86.8

Total current assets	1,157.3	1,213.7

Non-current assets
Drilling units	5,037.2	5,170.9
Goodwill	3.2	3.2
Deferred tax assets	5.7	9.5
Other non-current assets	80.3	133.5

Total non-current assets	5,126.4	5,317.1

Total assets	6,283.7	6,530.8

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	162.9	162.9
Current portion of long-term related party debt	—	24.7
Trade accounts payable	37.3	37.4
Current portion of deferred and contingent consideration to related party	36.8	41.7
Related party payables	138.6	157.0
Other current liabilities	73.2	121.8

Total current liabilities	448.8	545.5

Non-current liabilities
Long-term debt	2,924.5	3,180.2
Long term deferred and contingent consideration to related party	28.0	46.0
Deferred tax liability	1.3	1.5
Other non-current liabilities	44.2	55.8

Total non-current liabilities	2,998.0	3,283.5

Total liabilities	3,446.8	3,829.0

Members’ capital:
Common unitholders (issued 75,278,250 units as at September 30, 2018 and December 31, 2017)	1,280.7	1,208.9
Subordinated unitholders (issued 16,543,350 units as at September 30, 2018 and December 31, 2017)	115.6	94.8

Total members’ capital	1,396.3	1,303.7
Non-controlling interest	1,440.6	1,398.1

Total equity	2,836.9	2,701.8

Total liabilities and equity	6,283.7	6,530.8

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
	September 30, 2018	September 30, 2017
(in $ millions)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	182.0	202.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	211.3	206.0
Amortization of deferred loan charges	9.3	9.7
Amortization of favorable contracts	33.9	52.7
Gain on disposal of PPE	—	(0.8)
Unrealized gain on derivative financial instruments	(59.0)	(4.5)
Unrealized foreign exchange loss/(gain)	0.6	(2.9)
Payment for long term maintenance	(60.1)	(43.2)
Net movement in income taxes	3.6	5.2
Revaluation of contingent consideration	—	(85.2)
Accretion of discount on deferred consideration	4.2	11.2

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	116.7	30.2
Prepaid expenses and accrued income	(3.1)	(8.2)
Trade accounts payable	(0.1)	(0.1)
Related party balances	(1.7)	13.6
Other assets	7.1	25.4
Other liabilities	(27.5)	(3.6)
Changes in deferred revenue	(2.8)	(8.4)
Other, net	0.6	—

Net cash provided by operating activities	415.0	399.3

Cash flows from investing activities
Additions to drilling units	(17.5)	(52.4)
Proceeds from sale of assets	—	16.2
Payment received from loans granted to related parties	—	39.4

Net cash (used in)/ provided by investing activities	(17.5)	3.2

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Nine months ended
	September 30, 2018	September 30, 2017
(in $ millions)	Unaudited	Unaudited
Cash flows from financing activities
Repayments of long term debt	(265.0)	(183.8)
Repayments of related party debt	(24.7)	(61.9)
Debt fees paid	—	(3.8)
Contingent consideration paid	(27.1)	(28.8)
Cash distributions	(40.7)	(47.1)
Repayment of shareholder loan	(6.2)	—

Net cash used in financing activities	(363.7)	(325.4)

Effect of exchange rate changes on cash	(0.7)	0.6

Net increase in cash and cash equivalents	33.1	77.7
Cash and cash equivalents at beginning of the period	848.6	767.6

Cash and cash equivalents at the end of period	881.7	845.3

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)	Members’ capital
	Common units	Subordinated units	Total members’ capital	Non- controlling interest	Total equity
Balance at December 31, 2016 (audited)	1,123.2	69.4	1,192.6	1,343.2	2,535.8

Net income	94.0	20.7	114.7	87.5	202.2
Cash distributions	(22.6)	—	(22.6)	(24.5)	(47.1)
Other distributions	—	—	—	(9.2)	(9.2)

Balance at September 30, 2017 (unaudited)	1,194.6	90.1	1,284.7	1,397.0	2,681.7

Balance at December 31, 2017 (audited)	1,208.9	94.8	1,303.7	1,398.1	2,701.8

Net income	94.4	20.8	115.2	66.8	182.0
Cash distributions	(22.6)	—	(22.6)	(18.1)	(40.7)
Repayment of shareholder loan	—	—	—	(6.2)	(6.2)

Balance at September 30, 2018 (unaudited)	1,280.7	115.6	1,396.3	1,440.6	2,836.9

APPENDIX A - RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents Adjusted EBITDA less tax payments, interest payments and an allowance for maintenance and replacement capital expenditures. The allowance for maintenance and replacement capital expenditures reflects the estimated capital expenditures required to maintain the long-term operating capacity of Seadrill Partners’ revenue generating capital assets. These estimates are determined in accordance with our operating agreement.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

Under US GAAP Seadrill Partners is required to recognize changes in the market valuations of certain financial items in its statement of operations. These include the change in the fair value of its derivative instruments, principally interest rate swaps. These are non-cash gains or losses and will only become realized as the derivative matures or is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF.

The below table reconciles net income to DCF.

	Three months ended
	September 30, 2018	June 30, 2018
(in $ millions)	Unaudited	Unaudited

Net (loss)/income attributable to Seadrill Partners LLC members	(9.3)	127.7

Net (loss)/income attributable to non-controlling interest [5]	(9.6)	89.5
Income tax expense/(benefit)	14.1	(9.3)
Interest income	(7.4)	(28.8)
Interest expense	68.8	70.6
Gain on derivative financial instruments	(6.5)	(10.8)
Other financial items	—	0.5
Foreign currency exchange	0.4	(0.2)
Depreciation and amortization	69.7	71.4
Amortization of favorable contracts	11.3	11.3
Mobilization fees recognized in income	(3.8)	(6.5)
Mobilization fees billed during quarter	5.1	8.3
Deferred consideration falling due in quarter	(2.9)	(3.6)

Adjusted EBITDA	129.9	320.1

Interest receipts	7.4	28.8
Interest payments (includes interest rate swap net settlements and payment of other financial items)	(65.6)	(70.6)
Income tax payments	(11.5)	(1.0)
Allowance for long term maintenance expenditure [6]	(18.7)	(18.7)
Allowance for replacement capital expenditure [6]	(35.5)	(35.5)

Distributable cash flow before allocation to non-controlling interest	6.0	223.1

Allocation to non-controlling interest	(0.3)	(90.1)

Distributable cash flow	5.7	133.0

Distribution declared in respect of quarter	7.5	7.5

[5]

The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.

[6]

Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA represents earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period Seadrill Partners may have significant, unusual or non-recurring items which it may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. Seadrill Partners believes that Adjusted EBITDA assists its investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

	Three months ended
	December 31, 2018	September 30, 2018	June 30, 2018
(in $ millions)	Forecast	Unaudited	Unaudited
Operating income	38.5	50.5	239.2

Depreciation and amortization	68.5	69.7	71.4
Amortization of favorable contracts	11.3	11.3	11.3
Mobilization fees recognized in income	(1.4)	(3.8)	(6.5)
Mobilization fees billed during quarter	2.6	5.1	8.3
Deferred consideration falling due in quarter	(3.7)	(2.9)	(3.6)

Adjusted EBITDA	115.8	129.9	320.1

Net debt

Net debt is total interest bearing debt (gross of loan fees) net of cash and cash equivalents.

	As at September 30, 2018	As at June 30, 2018
(in $ millions)	Unaudited	Unaudited
Interest bearing debt (gross of loan fees)	3,116.1	3,293.4
Cash and cash equivalents	(881.7)	(805.9)

Net interest bearing debt	2,234.4	2,487.5